UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Subject Company)

IEH FM Holdings LLC

American Entertainment Properties Corp.

Icahn Building LLC

Icahn Enterprises Holdings L.P.

Icahn Enterprises G.P. Inc.

Beckton Corp.

Carl C. Icahn

(Names of Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Keith Cozza

President and Chief Executive Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to

Jesse Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☒          Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid	Not applicable	Filing Party	Not applicable
Form or Registration No	Not applicable	Date Filed	Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates

☒          third-party tender offer subject to Rule 14d-1

☐            issuer tender offer subject to Rule 13e-4

☒          going-private transaction subject to Rule 13e-3

☒          amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), and American Entertainment Properties Corp., a Delaware corporation (“AEP”), for all of the issued and outstanding shares of common stock, par value $0.01 per share, of Federal-Mogul Holdings Corporation (“FDML”), pursuant to an Agreement and Plan of Merger, dated as of September 6, 2016, by and among the Offeror, AEP and FDML.

The tender offer for the purchase of the issued and outstanding shares of FDML common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, the Offeror will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal, a joint Schedule 13E-3 and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and FDML will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Prior to making any decision regarding the tender offer, FDML shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal, joint Schedule 13E-3 and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, FDML shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal, joint Schedule 13E-3 and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal, joint Schedule 13E-3 and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials.

EXHIBIT INDEX

Exhibit 99.1                              Joint Press Release issued by FDML and Icahn Enterprises L.P. on September 6, 2016.